Exhibit 99.1

Navigator Holdings Ltd.

May 9, 2025

TO THE SHAREHOLDERS OF

NAVIGATOR HOLDINGS LTD.

Enclosed is a Notice of the 2025 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”), which will be held at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A. at 09:00 A.M. local time on June 16, 2025, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company’s 2024 Annual Report on Form 20-F containing the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “2024 Annual Report”), are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2024 Annual Report free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the votes cast by shareholders entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, May 5, 2025.

If you attend the Meeting, you may revoke any proxy you have previously provided and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. YOU MAY ALSO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU SHOULD FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR BROKER, BANK OR OTHER NOMINEE WHEN VOTING YOUR SHARES OR TO GRANT OR REVOKE A PROXY.

THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN COMPLETING ONLINE OR RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Dag von Appen

Non-Executive Chairman

NAVIGATOR HOLDINGS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2025

NOTICE IS HEREBY given that the 2025 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”) will be held at 09:00 A.M. local time on June 16, 2025, at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A., for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1.	To elect Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 5, 2025, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY INTERNET AT WWW.PROXYVOTE.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. YOU MAY ALSO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU SHOULD FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR BROKER, BANK OR OTHER NOMINEE WHEN VOTING YOUR SHARES OR TO GRANT OR REVOKE A PROXY.

THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN COMPLETING ONLINE OR RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares at the close of business on May 5, 2025.

If you attend the Meeting, you may revoke any proxy you have previously provided and vote in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and related materials, including the Company’s 2024 Annual Report on Form 20-F, are available on the Company’s website at www.navigatorgas.com or the SEC website at www.sec.gov. Any shareholder may receive a hard copy of the 2024 Annual Report free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

John Reay

Secretary

May 9, 2025

NAVIGATOR HOLDINGS LTD.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Navigator Holdings Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A. at 09:00 A.M. local time on June 16, 2025, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about May 9, 2025, to shareholders of the Company entitled to vote at the Meeting. These materials can also be found on the Company’s website at www.navigatorgas.com.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on May 5, 2025 (the “Record Date”) consisted of 69,292,119 shares of common stock, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders of record, present in person or by proxy, representing at least a majority of the issued and outstanding Common Shares entitled to vote at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy, shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting, unless otherwise required by law or the articles of incorporation or bylaws of the Company.

Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on the other proposal.

The Common Shares are listed on the New York Stock Exchange under the symbol “NVGS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s London representative office, 10 Bressenden Place, London, SW1E 5DH, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to change your vote or revoke your proxy.

PROPOSAL ONE

ELECTION OF DIRECTORS

On May 5, 2025, Yngvil Åsheim gave notice of her resignation from the board of directors, effective June 16, 2025, reducing the size of the board of directors from seven to six directors. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Corporation shall be elected at each annual meeting of shareholders. Each director elected shall serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Accordingly, the board of directors of the Company has nominated the individuals set forth below under the caption “Nominees for Election to the Company’s Board of Directors” for election, each as a director whose term would expire at the Company’s 2026 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Dag von Appen	62	Director and Non-Executive Chairman of the Board
Dr. Heiko Fischer	57	Director
Janette Marx	50	Director
Dr. Anita Odedra	54	Director
Peter Stokes	74	Director
Florian Weidinger	44	Director

Certain biographical information about the nominees is set forth below.

Dag von Appen. Dag von Appen has been a member of the Board since August 4, 2021 as a designee of Naviera Ultranav Limitada, following the merger of the fleet and business activities of Ultragas ApS with that of Navigator. He was appointed as Non-Executive Chairman of Navigator on September 23, 2021, following the retirement of Mr. David Butters. Mr. von Appen was Chairman of the Board of Ultranav Limitada from 2002 to 2023 and a Board Member of Ultramar Ltda. between 1999 and 2023. Mr. von Appen has been a member of the Advisory Board of Ultranav Limitada since 2023, as well as a board member of other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen and resides in Santiago, Chile.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freight car lessor and logistics company which traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company, as well as the Chairman of the Supervisory Board of Northrail AG. He is the Chairman of the Advisory Board of TRANSWAGGON-Group and a member of the Advisory Boards of BPGC Management LP, Brueckenhaus Grundstueckgesellschaft m.b.H. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co., as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

Janette Marx. Janette Marx has been a member of the Board since October 2023. Ms. Marx is the Chief Executive Officer of Airswift Group. Prior to joining Airswift Group, Ms. Marx spent 19 years at Adecco Group, where she ran the technical, engineering, medical and science divisions, as well as overseeing the integration of the Adecco Group finance business lines after the acquisition of MPS Group. Ms. Marx is a member of the board of directors of the American Staffing Association, Junior Achievement, CEOs Against Cancer, Greater Houston Women’s Chamber of Commerce, and Chair of Houston’s Bauer School of Business’ Business Engagement Committee. Ms. Marx holds a Bachelor of Science in Business Management and an MBA from Duke University’s Fuqua School of Business.

Dr. Anita Odedra. Dr. Anita Odedra has been a member of the Board since March 2022. Dr. Odedra was formerly Executive Vice President, LNG Marketing and Trading at Tellurian Inc. from 2018 to 2025, Executive Vice President at Angelicoussis Shipping Group Limited from 2016 to 2018 and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited from February 2016 to July 2016. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing and business development. Dr. Odedra has a PhD in Rock Physics from University College London and the University of Tokyo and a BSC in Geology from Imperial College, University of London.

Peter Stokes. Peter Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to mfany shipping companies. Mr. Stokes was Chairman of the Global Maritime Forum between 2017 and 2022. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger is the CEO of Santa Lucia Asset Management (SLAM), a pan-Asian investment management business. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London. Mr. Weidinger holds a BSc from Bayes Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Committees of the Board. The Company’s board of directors has established an audit committee (the “Audit Committee”), which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s independent public accounting firm. The Audit Committee currently consists of Florian Weidinger, Janette Marx, Dr. Heiko Fischer and Dr. Anita Odedra. As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NYSE, other than the Audit Committee requirement. Notwithstanding the exemptions available under the corporate governance rules of the NYSE, the Company’s board of directors has also established a Nominations Committee and a Compensation Committee, however, neither of these two committees is composed entirely of independent directors. The Nominations Committee currently consists of Peter Stokes, Florian Weidinger and Dr. Anita Odedra and is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates. The Compensation Committee currently consists of Yngvil Åsheim, Janette Marx and Dr. Heiko Fischer and is responsible for, among other things, developing and recommending to the board of directors compensation for board members and establishing compensation arrangements and incentive goals for the Company’s senior executive officers. We do not have a corporate governance committee. The Company’s board of directors has also established an ESG Committee, which currently consists of Yngvil Åsheim, Peter Stokes and Dr. Anita Odedra and is responsible for, among other things, identifying environmental, social and governance (“ESG”) priorities to integrate a more sustainable approach to business in the Company’s long-term strategy. The Committee provides overall oversight in implementing the Company’s ESG initiatives while establishing and reinforcing a culture of open discussion and communication on ESG topics.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

The board of directors is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025.

PwC has advised the Company that PwC does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent public accounting firm. All services rendered by the independent public accounting firm are subject to review by the Audit Committee of the Company’s board of directors.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote at the Meeting.

In the event the shareholders fail to ratify the appointment, the Audit Committee of the Company’s board of directors may reconsider the appointment. The Audit Committee is not bound by the outcome of the vote on Proposal Two. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PwC AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”) and this Proxy Statement are available on the Company’s website at www.navigatorgas.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the 2024 Annual Report. To request a copy, please call the Company’s London representative office at +44 20 7340 4850, or e-mail InvestorRelations@navigatorgas.com.

By Order of the Board of Directors

John Reay

Secretary

May 9, 2025

SCAN TO VIEW MATERIALS & VOTE w VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above NAVIGATOR HOLDINGS LTD. Use the Internet to transmit your voting instructions and for electronic delivery of VERDE BUILDING, 10 BRESSENDEN PLACE information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting LONDON, SW1E 5DH date. Have your proxy card in hand when you access the website and follow the UNITED KINGDOM instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V70307-P26984 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY NAVIGATOR HOLDINGS LTD. For All Withhold All Except For All To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the The Board of Directors recommends you vote FOR number(s) of the nominee(s) on the line below. the following Directors to serve until the 2026 Annual Meeting of Shareholders: ! ! ! 1. Election of Directors. Nominees: To be elected for terms expiring in 2026: 01) Dag von Appen 04) Dr. Anita Odedra 02) Dr. Heiko Fischer 05) Peter Stokes 03) Janette Marx 06) Florian Weidinger The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending ! ! ! December 31, 2025. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. NOTE: Please sign as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Form 20F are available at www.proxyvote.com. V70308-P26984 NAVIGATOR HOLDINGS LTD. ANNUAL MEETING OF SHAREHOLDERS JUNE 16, 2025 9:00 A.M. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS The undersigned hereby appoints Dag von Appen and John Reay, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the reverse side of this ballot, all of the common stock of NAVIGATOR HOLDINGS LTD. that the shareholders are entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. local time on June 16, 2025 at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A., or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting. THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. (Continued and to be marked, dated and signed, on the other side)